

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 20, 2011

Mr. William Wright
President and Chief Financial Officer
Infrared Systems International
4550 NW Newberry Hill Road
Suite 202
Silverdale, Washington 98383

      RE: **Infrared Systems International**
              Form 10-K for the fiscal year ended September 30, 2010
              Filed January 13, 2011
              Form 10-Q for the period ended December 31, 2010
              Filed February 18, 2011
              Form 10-Q for the period ended March 31, 2011
              Filed May 12, 2011
              Form 8-K filed April 16, 2010
              Form 8-K filed April 21, 2010
              File No. 333-147367

Dear Mr. Wright:

We have reviewed your response filed April 25, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Forms 8-K dated April 16, 2010 and Form 8-K dated April 21, 2010

1.   We see your responses to our prior comments 3, 4, 6, and 7, and we await your amendment to your Form 8-K dated April 21, 2010.

Condensed Pro Forma Statement of Operations

2.   Please further amend your Form 8-K dated April 21, 2010, last amended on February 15, 2011, to remove the Condensed Pro Forma Statement of Operations for the year ended September 30, 2008. Please note that Article 11 of Regulation S-X only calls for a pro forma statement of operations for the most recent fiscal year and for the interim period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required.

3.   We note your response to prior comment 8 that the business unit from which you earned ISP revenues in fiscal 2009 was discontinued in 2008. Please note that consistent with Rule 11-02(b)(5) of Regulation S-X the pro forma condensed income statement should only reflect income (loss) from continuing operations.

- Explain to us the reasons why the results of operations of that unit were not reported in discontinued operations in the financial statements of Focus Systems Inc pursuant to FASB ASC 205-20-45-1 to 45-3 (formerly paragraphs 41 through 43 of SFAS 144) and, therefore, would not be presented in this pro forma income statement.

- To the extent that the unit did not meet the criteria to be reported as discontinued operations and you did not acquire any assets - tangible or intangible - related to that business, please revise your Condensed Pro Forma Statement of Operations in the amended Form 8-K to include an adjustment that excludes the related revenues and expenses from pro forma results for the year ended September 30, 2009.

Form 10-K for the year ended September 30, 2010

Report of Independent Registered Accounting Firm, page 15

4.   We note your response to our prior comment 12 and we will review the corrected auditor's report you plan to include in your amended Form 10-K when filed.

Note 1. Summary of Significant Accounting Policies, page 21

Accounts Receivable, page 21

5.   We see your response to our prior comment 13 but the meaning of your response
      remains unclear to us given that you only recorded service revenues of $75,292 in
      fiscal 2010 but recorded bad debt expense of $140,726. Further, your current
      disclosure shows that you did not record any receivables from your acquisition of
      Focus Systems. Please provide us with a quarterly roll-forward of your accounts
      receivable balances beginning at January 1, 2008 and ending at March 31, 2011.
      For each period in which you consummated an acquisition, please show
      separately the amount of accounts receivable balances added as a result of that
      transaction. Show separately the gross amounts of the increase in balances, the
      gross amount of payments received, and the amounts of any write-
      offs/impairments recorded in each period.

6.   In addition, provide us a similar quarterly roll-forward for your allowance for
      doubtful accounts for the periods beginning January 1, 2008 and ending March
      31, 2011.

Revenue Recognition, page 22

7.   We note your response to our prior comment 14. Please revise this note in your
      amended Form 10-K to clearly describe the nature of the services provided by
      Focus Systems, the material terms of your agreements - including the services
      provided and the period over which you provide the services - and how you
      recognize the revenues from these agreements in accordance with SAB 104. In
      particular, describe how the service is delivered and disclose the events that must
      occur to indicate that the service has been performed. Please provide us a copy of
      your planned disclosure.

8.   We note your response to our prior comment 15 where you state that total service
      revenues reported included the entire fiscal year. Please confirm to us that your
      financial statements only include the results of Focus Systems, including its
      services revenues, from the consummation date of your acquisition of that
      company. Refer to FASB ASC Topic 805.

9.   To the extent that your statement of operations correctly reflects the service
      revenues of Focus Systems from acquisition date, please explain in detail the facts
      and circumstances that resulted in the significant increase in the fiscal 2010 fourth
      quarter service revenues, including whether you signed any new contracts for
      service during the period. We note that your Form 10-Q for the nine months
      ended June 30, 2010 indicates you recorded approximately $15,000 in service
      revenues for the nine months ended June 30, 2010 while your Form 10-K for the

year ended September 30, 2010 indicates you earned approximately $75,000 in
service revenues for the fiscal year. Accordingly, it appears that you recorded
approximately $60,000 of the $75,000 in total service revenues for the fiscal year
in the fourth quarter.

Item 9A. Controls and Procedures, page 26

10.   We note your responses to our prior comments 17, 18, 19, and 20. We will review
        your amended Form 10-K when filed.

Form 10-Q for the period ended December 31, 2010

Statements of Cash Flows, page 5

11.   Please refer to our prior comment 24. Please revise the statement in future filings,
        including any amendments, to separately state the goodwill impairment as a
        component of net cash used by operating activities.

Note 5. AquaLiv Acquisition, page 6

12.   We note your response to our prior comment 26 indicating that you accounted for
        the acquisition in accordance with FASB ASC 805.

        •   Refer to Rule 1-02(g) of Regulation S-X and describe to us the factors you
            considered in concluding that you obtained 'control' of AquaLiv through this
            transaction while only acquiring 50% of its outstanding stock.
        •   Tell us who owned the stock of AquaLiv prior to the transaction and who now
            owns the remaining 50% interest in AquaLiv.
        •   Describe the positions held by Craig Hoffman in Infrared and in AquaLiv
            before and after the transaction.
        •   Tell us how you account for the 50% non-controlling interest.

13.   We note several recent press items which appear to describe AquaLiv as a
        wholly-owned subsidiary of Infrared Systems International. Please tell us whether
        you recently acquired the remaining 50% interest in AquaLiv and the date of that
        transaction.

Amendment to Form 10-Q for the Period Ended June 30, 2010

14.   We note that you have made significant material changes to your financial
        statements from that previously reported in your Form 10-Q for the period ended

June 30, 2010, as originally filed. In light of the changes please address the
following:

- Tell us your consideration of the need to file the disclosures required by Item
  4.02 of Form 8-K or file the Form 8-K,
- Further amend your filing to clearly label the Statement of Operations,
  Balance Sheet and Statement of Cash Flows for the periods impacted by the
  restatement as "Restated",
- Include a note to the financial statements that clearly describes why you have
  restated the financial statements, that describes all material adjustments that
  were made to the financial statements, and, as applicable, provide all
  disclosures required by FASB ASC 250-10-50-7 through 11 relating to
  restated amounts, and
- Include an explanatory paragraph to your amended Form 10-Q that clearly
  explains the reason for the amendment.

Amendment to Form 10-Q for the Period Ended December 31, 2010

15.   Please revise the cover page of any amendment filed in future periods, including
        the requested amendment to this filing, to indicate that it is an amendment to your
        original filing.

16.   In future filings, including the amended Form 10-Q, please include an explanatory
        paragraph at the beginning of any amended filing so that investors can understand
        the reason for your amendment and the nature of any changes made to the
        information provided in your filing.

Statements of Cash Flows, page 5

17.   We note that you record net changes in inventory as part of your cash flows from
        investing activities. As changes in inventory are typically considered to be
        operating activities, please amend your filing to revise your statement of cash
        flows to reflect changes in inventory as cash flows from operating activities. We
        refer you to FASB ASC 230-10-45. This comment similarly applies to your
        statement of cash flows for the period ended March 31, 2011.

18.   We note that you recorded the capital stock issued for the purchase of assets as
        cash flows from investing activities. Since the acquisition was a stock transaction,
        your presentation of a non-cash activity here does not appear to be appropriate.
        Please further amend your filing to revise your statement of cash flows to include

this transaction as part of your supplemental disclosures of non-cash activities. This comment similarly applies to your statement of cash flows for the period ended March 31, 2011.

19.   In this regard, please tell us how you reflected the $79,000 of cash received as part of your acquisition of AquaLiv in the statement of cash flows.

Item 4. Controls and Procedures, page 13

20.   Tell us how you considered the definition of *disclosure controls and procedures* as outlined in Rule 13a-15(e) of the Exchange Act as well as the fact that you were required to amend your Form 10-Q for the period ended December 31, 2010 to include corrected disclosure in response to our comments, in concluding that your disclosure controls and procedures were effective as of the end of that period. Otherwise, amend to revise your conclusion to not effective.

Form 10-Q for the Period Ended March 31, 2011

Statement of Cash Flows, page 5

21.   We see that you include proceeds from a capital stock issuance of $110,000 and see the increase in preferred shares outstanding on your balance sheet, however, we noted no other discussion in the filing regarding the stock issuance and related cash inflow. Please tell us if you issued shares of preferred stock for cash. Please amend your filing to include a footnote discussion regarding the issuance of the shares and revise your liquidity discussion accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Overview, page 8

22.   We note that your discussion regarding the Focus acquisition refers to $305,595 of liabilities acquired as part of the acquisition. Please revise in future filings to appropriately indicate that no liabilities were acquired as part of the Focus acquisition, since it appears that the $305,595 you refer to was the amount of the goodwill initially recorded, which is an asset.

Item 4. Controls and Procedures, page 11

23.   In light of the requested amendment to your Form 10-Q and the changes we
        requested that you make to your statement of cash flows, please tell us how you
        reconsidered your conclusion that your disclosure and procedures were effective
        as of the end of the period.

        You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3671 with
any questions regarding these comments.

                                        Sincerely,

                                        Martin James
                                        Senior Assistant Chief Accountant